Exhibit 99.1

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Rio Tinto is delivering on its commitment to create greater value for shareholders

3 December 2013

Rio Tinto will demonstrate strong progress and performance against its commitment of delivering greater value for shareholders at its investor seminar in Sydney today. In addition to presenting results achieved year-to-date, the company will outline what it is doing to capitalise on long-term attractive industry fundamentals. There will be an in-depth look at its Aluminium, Copper and Iron Ore product groups.

Key points from the seminar include:

  The delivery of a US$1.8 billion improvement in operating cash costs in the ten months to October, and on track to deliver the US$2 billion target for 2013.

  A US$800 million reduction in exploration and evaluation spend in the ten months to October, exceeding the 2013 target of US$750 million.

  Forecast 2013 total capital expenditure of less than $14 billion, a reduction of more than 20 per cent compared to 2012. Total capital expenditure is forecast to be reduced to US$11 billion in 2014 and to around US$8 billion in 2015, reflecting a 20 per cent reduction year-on-year.

  US$3.3 billion of divestments of non-core assets announced or completed in 2013. To date, proceeds of US$2.3 billion have been received in divestments of non-core businesses, including the recent sale of a stake in Constellium for US$315 million. Sale of Northparkes closed on 1 December for final cash proceeds of US$820 million. Clermont is making good progress and on track to close in early 2014.

  Headcount reduction of 3,800 across the Group since June 2012, after taking into account 1,800 new roles to support the iron ore expansions. Another 3,000 roles have left the business with divested assets.

  Pursuing a consistent and clear strategy with a company-wide transformation programme to improve execution and deliver industry-leading performance and superior returns on investment.

  Breakthrough low capital expenditure pathway to optimise West Australian iron ore growth from an annual production rate of 290 million tonnes a year (Mt/a) to at least 330Mt/a in 2015, at a capital cost of $120-$130 per tonne with an overall capex saving of more than US$3 billion. Production will reach more than 350mt in 2017.

  Aluminium continuing its transformation by reducing operating costs by more than $450m to the end of October 2013, compared to 2012, and optimising its portfolio through the sale, suspension or curtailment of non-core assets.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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  Focusing on a bauxite operation in Gove as part of a comprehensive engagement plan with the Northern Territory and Australian Governments and regional community following last month’s decision to suspend operations at the alumina refinery.

  Shaping a tier one copper portfolio, by delivering US$1.8 billion of divestments, and focusing on four long-life and low-cost operating assets and a phased approach to developing two world-class greenfield projects.

Rio Tinto chief executive Sam Walsh said

“I have set a clear direction for the business to reignite our passion for delivering greater value for shareholders. Our results so far show we are taking decisive action, making tough decisions and advancing at pace.

“We have cut costs and are set to exceed our commitments made in February. Operating costs are down $1.8 billion year to date compared to the same period last year and exploration and evaluation costs are more than $800 million lower.

“We are also improving productivity, setting new production records in many of our key businesses and bringing our Oyu Tolgoi and Pilbara 290Mt/a expansion growth projects online within budget and on time. And we are delivering exceptional value from our growth opportunities, by continually optimising and improving our mine planning to generate the best returns.

“Our capex is reducing, and will come down further, to around $11 billion next year.

“While there is always more to do I am confident we are well on the way to transforming Rio Tinto into the highest performer in our sector. A company respected for delivering value and immensely proud to contribute to the economies around the world wherever we operate.

“From where I stand, we continue to see market fragility and volatility. The impacts of decisions like quantitative easing and austerity programmes are still washing through markets around the world. But it is a mixed story because, despite this uncertainty, we are also seeing modest economic recovery.

“In China, the decisions from the government’s Third Plenary Session last month reflect an ambitious yet pragmatic approach to continued reform and confirmed our expectation of gradual change which reduces the likelihood of a sudden downturn.

“Over the longer term, I remain optimistic about demand for our products. China’s urbanisation will continue and the development of other economies as they continue to grow at pace, such as India, Vietnam, Indonesia, the Philippines, the Middle East, the former Soviet Union, South America and Africa, will also contribute to ongoing demand for our products.

“Therefore, the outlook for our business is robust and we are strengthening our ability to capitalise on opportunities available to us in the future.”

Notes to editors

  The seminar will be webcast at 09.30 Australian Eastern Daylight Time and can be accessed on www.riotinto.com. Replays will be available after the close of the seminar. Presentation material will also be available on the website.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia / Asia

David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131

Bruce Tobin	Rachel Storrs
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 417 401 018

Galina Rogova
Office: +852 2839 9208
Mobile: +852 6978 3011

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576 597

David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493	Mobile: +44 (0) 7920 010 978

Grant Donald
Office: +44 (0) 20 7781 1262
Mobile: +44 (0) 7920 587 805

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media